Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                               November 15, 2000

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                            [VIVENDI UNIVERSAL LOGO]

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                            Jean Marie Messier
                            ----------------------------------------------------

                            Goldman Sachs Conference
                            November 14, 2000
                            London
                            ----------------------------------------------------

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                                                               VIVENDI UNIVERSAL
                                                              Jean Marie Messier
                                            Chairman and Chief Executive Officer


Table of Contents

     - Mission statement
     - The Global Media Industry
     - Vivendi Universal, a growth story
     - Focus on three divisions:
         - Music
         - Films
         - Vizzavi
     - Synergies: examples and financial impact
     - A unique opportunity

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                                                      IMPORTANT LEGAL DISCLAIMER

 - These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

 - The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

 - Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

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                                                               VIVENDI UNIVERSAL




Mission statement




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                                                               MISSION STATEMENT



                    Vivendi Universal is a consumer-focused,
                     performance-driven, values-based global
                        media and communications company.

                Our Vision is to be the world's preferred creator
            and provider of personalised information, entertainment
                 and services to consumers anywhere, at anytime,
               and across all distribution platforms and devices.



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                                                               VIVENDI UNIVERSAL



The Global Media Industry
A vision



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                                                       THE GLOBAL MEDIA INDUSTRY
                                                 THE  ERA OF DIGITAL CONVERGENCE

- The convergence is consumer-driven.
     - Rich and personalized content - personalization must be easy
     - Multi-accessibility - localized services
- The move is technology-enabled
     - Broadband access channels to multiply
     - Devices are mutating to match consumers' needs (portability,storage,...)
- Premium content is essential
     - Practical information for day-to-day life
     - Entertainment content (music, film, games)
     - Education
- Content producers at an advantage
     - Built-in customisation at early development stages
     - Knowledge of customer

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                                                       THE GLOBAL MEDIA INDUSTRY
                                             THE BENEFITS OF DIGITAL CONVERGENCE


- Vertical integration is essential to maximize shareholder value:
     - New businesses will be introduced to the market faster
     - Ability to keep most of the margin of the value-chain within the group

- Vertical integration does not mean exclusivity:
     - Content does not maximize its value if distribution channels are limited and vice versa
     - Premium content to contribute to differentiation through windowing policies and early cooperation


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                                                       THE GLOBAL MEDIA INDUSTRY
                                                                 NOW IS THE TIME

- Technology is locking up the market:
     - Limited number of Mobile and i-TV operators
     - Investment beyond the start-up financing power
     - New markets are being constantly created (e.g. new devices)

- Market shares crystallise rapidly: time to market is essential to implement new business models

- Control of margins along the value-production chain between content producers, aggregators, in-house and external distributors

- No time wasted in profit-sharing and co-branding discussions: one P&L, one Global Brand

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                                                               VIVENDI UNIVERSAL


A growth story



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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY

- Vivendi Universal will have all the key drivers for value creation in the global media world

            |
Key         |       New        Scale &       Global        Brands      Bundling       Vertical
driver      |     revenue       Scope       footprint                                integration
            |     streams
-----------------------------------------------------------------------------------------------------
            |
Seagram     |      X-XX         XX-X           X            XX           0              0
            |
Vivendi     |      X-XX         XX-X           X            X            XX             XX
            |
Canal+      |       XX          XX-X           X            XX           X              0
            |
--------------------------------------------------------------------------------------------------------
Vivendi     |
Universal   |       XX           XX            XX           XX           XX             XX
            |

                    -------------------------------------------------
                    |  0 = no or low     X = average     XX = good  |
                    -------------------------------------------------

- ...and growth capacities

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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY

- Vivendi Universal on same footing as main competitors:
     - in a position to negotiate with third parties of equivalent size:
          - to share distribution channels;
          - to secure access to additional content;

- Unique leading prominent position in Europe - gateway for US-centric partner:
     - Europe is not developing into a PC-centric world;
     - Mobile telephony and interactive TV are key to European landscape;


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY

- Content : consistent growth + strong cash flow generation

- Access : rapid growth + fixed costs = strong EBITDA leverage

- Aggregation : new business models and revenue streams based on Europe's #1 multi-access distribution platform and leading content supplier

                                       +

                         Synergies : costs and revenues

                                       =

            A uniquely positioned company with extraordinary growth


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


Figures in billion euros      Revenues 2000e           EBITDA 2000e             Revenues CAGR       EBITDA CAGR
                                                                                  Objective          Objective
                                                                                  2000-2002e        2000-2002e
                             ----------------        ----------------          ---------------   ----------------

Publishing                         3.5                      0.5                      6%                 >=10%
Music                              6.6                      1.1                      6%                   12%
Telecom                            5.8                      1.3                     18%                 >=35%
Internet                          0.03                     (0.1)                     nm                    nm
Pay-TV                             4.0                      0.4                     10%                  >35%
Filmed Ent. Recreation             4.6                      0.3                      7%                  >10%
Holding                            0.0                     (0.3)                     nm                    nm
Revenues Synergies                                                         +1,000M[Euro](1)        +220M[Euro](1)
Costs Synergies                                                                      -             +440M[Euro](1)
                             ----------------        ----------------          ---------------   ----------------
Total VU excluding VE             24.6                      3.2                     10%                  35%
and non-core
Vivendi Entertainment(2)          25.6                      3.5                      8%               11-13%

(1) In 2002, on a proportional basis
(2) Vivendi owns 250.6m of VE shares (72%)


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


                                                                Revenues CAGR            EBITDA CAGR
Figures                  Revenues            EBITDA              Objective                Objective
in billion euros          2000e               2000e              2000-2002e              2000-2002e
                      --------------      ------------        ----------------       ------------------

Access                    9.8                 1.8                     >15%                     >35%
Content                  14.7                 1.9                   6 - 7%                      12%
Aggregation              0.03                (0.1)                   >100%                       nm
Holding                   0.0                (0.3)                      nm                       nm
Synergies                                                     +1,000M[Euro](1)           +660M[Euro](1)
                      --------------      ------------        ----------------       ------------------
Total VU excl. VE        24.6                 3.2                      10%                      35%
and non-core


           Assuming constant perimeter and constant number of shares, growth of EBITDA per share for the communication division in line: +35% p.a.

    EPS before goodwill to be impacted by exceptional items (inc. disposals)


(1) In 2002, on a proportional basis
(2) Vivendi owns 250.6m of VE shares (72%)

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                                                               VIVENDI UNIVERSAl


Focus on three key divisions
Music, Films and Vizzavi





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                                           VIVENDI UNIVERSAL: THE MUSIC DIVISION
                                                                 A GLOBAL LEADER

- Global #1: 21.8% Market Share
     - vs. Sony (17.3%), EMI (13.5%), Warner (11.7%), BMG (11.7%) and others
           (aggregate 24.0%)
     - Sales [Euro]6.9bn (US 40%, Europe 39%)

- Domestic leadership in most major countries:
     - US: #1 with 29% market share
     - France: #1 with 33%; UK: 24%; Brazil: 26%...

- Very profitable with huge cash-flow generation:
     - EBITDA margin of 16%
     - Cash from operations(*) approx. 72% of EBITDA

*: before e-business development and acquisition costs

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                                           VIVENDI UNIVERSAL: THE MUSIC DIVISION
                                                    WHY MUSIC IS A GOOD BUSINESS

- Attractive "risk profile"
     - Well-diversified portfolio/large number of bets
     - Long term contracts
     - Strengths of catalogue

- Label functions to remain essential
     -  Discovering artists (a filter, financing artist acquisition)
     - Promoting and distributing (Global and local reach, Knowledge of circuits)
     - Indies: market share down from 30% in 1988 to 24% in 1999

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                                           VIVENDI UNIVERSAL: THE MUSIC DIVISION
                                                           DIGITAL OPPORTUNITIES

- Marketing leadership being established, beyond legal and technological steps...

- Already in place:
     - Digital downloads
     - Subscription services

- Getting ready for:
     - Locked content
     - TV Set-top boxes
     - Wireless
     - Streaming: Per per play
     - Kiosks

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                                            VIVENDI UNIVERSAL: THE FILM DIVISION
                                                         UNIVERSAL STUDIOS GROUP

- A balanced portfolio of film-related businesses
     - Filmed entertainment: Universal Pictures
          - Production and distribution of films
      - Recreation
          - Theme parks in Hollywood, Orlando, Beijing, Spain, soon in
            Japan
      - Television and Networks
          - Production of TV programmes and distribution through international branded channels: 13th Street, SciFi, StudioUniversal...

- A recent turnaround
      - Sales [Euro]4.6bn in 2000, consolidated EBITDA [Euro]0.3bn

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                                            VIVENDI UNIVERSAL: THE FILM DIVISION
                                            UNIVERSAL PICTURES' TURNAROUND STORY

- Business fundamentals changed radically under new management
     - Slate management
          - Slate managed within a corporate mandated production cap
          - Diversification of genre/style: 14-16 films a year

     - Process accountability

     - Risk protection
          - Franchises and sequels
          - Risk sharing and capping (insurances, studio joint-ventures, opportunistic right sales)

     - Leveraging opportunities through divisions

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                                                      VIVENDI UNIVERSAL: VIZZAVI
                                                PIONEERING EUROPEAN MULTI-ACCESS

- Mobile and i-TV are key to European landscape
     - Revenue forecasts to reflect new consumer behaviours: e.g. typical household to buy more through i-TV than PC

- Our share of the investments
     - [Euro] 600 to 800 million over next 2 years (*)

- Break-even target in 2003



*: depending on cash-burn and IPO timing

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                                                      VIVENDI UNIVERSAL: VIZZAVI
                                                             KEY DIFFERENTIATORS

- First-mover advantage

- Multi-accessibility
     - Common default portal across range of devices
     - Unified messaging centre (voice- and e-mails)

- Close cooperation with access providers
     - Localised services
     - Direct and detailed billing through access companies
     - Integrated post-sale services and customer care
     - Joint marketing approach to new devices (e.g. PDAs with mobile phone access)


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                                                               VIVENDI UNIVERSAL



Synergies
Examples and financial impact




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                                                    VIVENDI UNIVERSAL: SYNERGIES
                                              EXAMPLES AROUND THE MUSIC DIVISION

- Mobile phone and music
     - Music-based services on mobile devices (e.g. lottery service, mailbox personalization, ring tone services)
     - Provide new distribution channels for UMG music content

- Music and Vizzavi
     - Vizzavi will offer specific vertical channels such as Games, Music, Entertainment
     - UMG has several e-music ventures + downloading programs
          - Vizzavi can leverage UMG content to increase Vizzavi Music Channel popularity (Increase loyalty and lower acquisition costs for Vizzavi) offering choices not exclusivities to the consumer

- UMG CD to increase Vizzavi traffic
     - UMG powerful distribution (200 M CDs sold in Europe last year). Using CDs, the consumer will access Vizzavi portal customized with special artist features (e.g. latest news on the artists, exclusive tracks included)


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                                                    VIVENDI UNIVERSAL: SYNERGIES
                                               EXAMPLES AROUND THE FILM DIVISION

- Studio Production synergies
     - Pursue co-production opportunities
     - Combine international acquisition efforts
     - Mine libraries for product remakes including film, direct-to-video, and TV animation
     - Leverage Universal production assets

- Distribution synergies
     - Utilize common theatrical, video and TV distribution
     - Assuming distribution of Studio Canal product on video
     - Establish direct distribution operations in territories currently covered by third parties

- Long term, leverage product across array of emerging platforms capitalizing on Vivendi Universals footprint in wireless technology


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                                                    VIVENDI UNIVERSAL: SYNERGIES
                                     TARGET REVENUE SYNERGIES IN MILLIONS [EURO]

- Total identified synergies only


                                        2002
                                        ----
Cross - Content Combinations             25
Music Cegetel Mobile Services            30
Other Music Projects                     45
Loyalty Programs                         15
Cross - Promotions                       15
Canal+ / USG                             25
Games Synergies                          15
All other                                50
                                        ----
-------------------------------------------------
|  TOTAL EBITDA                             220 |---->  >= 400
-------------------------------------------------       in 2003



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                                                    VIVENDI UNIVERSAL: SYNERGIES
                                        TARGET COST SYNERGIES IN MILLIONS [EURO]


                                Addressable Target        Savings
                                      costs                2002
                                                          -------
Functional overheads
     Vivendi / Seagram )
     Canal+ / USG      )->             2,000               160
     Delayering        )
 Logistics                             1,100                60
 Purchasing / Procurement              3,500                80
 IT Operating expenses                   550                60
 Other external charges                                     30

------------------------------------------------------------------
+ Spirits' divestiture savings / non absorbed Seagram's costs(30)
+ Non recurring items at Vivendi                            60
------------------------------------------------------------------
Total EBITDA impact                                        420

Non EBITDA recurring                                        50
Investment savings                                          80
Total Cash Flow impact                                     550


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                                                               VIVENDI UNIVERSAL



A unique opportunity




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                                                               VIVENDI UNIVERSAL
                                                            A UNIQUE OPPORTUNITY

- Markets
     - Growth markets: content/access/aggregation
     - Multi-access is key; mobility is now a consumer need.
     - Vertical integration to keep margins within the group and for speed

- Management
     - Integrated organization
     - Strong value creation track record in the media industry
     - Focused on growth and profitability targets
     - Committed to implementation of synergies and innovation

- Financial strength
     - Steady growth prospect:
            top line = + 10% pa; EBITDA = +35% pa
     - Strong cash flow generation
     - Deleveraged balanced sheet


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